Exhibit 99.123

Notice of Change in Corporate Structure Pursuant to Section 4.9 of

National Instrument 51-102 respecting Continuous Disclosure Obligations (“NI 51-102”)

Item 1	Names of the parties to the transaction

Liminal BioSciences Inc. (formerly known as Prometic Life Sciences Inc.) (the “Corporation”).

Item 2	Description of the transaction

On October 3, 2019, the shareholders of the Corporation approved a special resolution authorizing an amendment to the articles of the Corporation to change its name from Prometic Life Sciences Inc. to Liminal BioSciences Inc. A certificate of amendment was issued by Corporations Canada on October 3, 2019 giving effect to the approval of the aforementioned special resolution by the shareholders of the Corporation.

Item 3	Effective date of the transaction

October 3, 2019.

Item 4	Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity

No party ceased to be a reporting issuer. The Corporation changed its name to “Liminal BioSciences Inc.” and continues to be a reporting issuer in all the provinces of Canada.

Item 5	Date of the reporting issuer’s first financial year-end after the transaction if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies

Not applicable.

Item 6	Periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer’s first financial year after the transaction if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies

Not applicable.

Item 7	Documents filed under NI 51-102 that describes the transaction and where those documents can be found in electronic format, if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies

Not applicable.

Dated October 3, 2019